UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Petróleo Brasileiro S.A. — Petrobras (No. 333-239714) and Petrobras Global Finance B.V. (No. 333-239714-01) and the accompanying prospectus.

Exhibits

Exhibit 1 —	Petrobras’s Financial information and results in U.S. dollars as of June 30, 2020, and for the six-month periods ended June 30, 2020 and 2019.
Exhibit 15.1 —	Awareness Letter of KPMG Auditores Independentes related to June 30, 2020 unaudited interim financial information of Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Andrea Marques de Almeida
ANDREA MARQUES DE ALMEIDA
Chief Financial Officer and Chief Investor Relations Officer

Date: August 14, 2020